May 21, 2024

Form C
Offering Statement

Paktli Foods, LLC
2,500 Units of Membership Units Class B
$100 per Unit
Minimum offering amount: $20,000
Maximum offering amount: $250,000

11081 Labelle Ave, Blue Ash, OH 45242
www.paktlifoods.com

Summary of the Offering

Type of Security offered	SAFE Notes
Class of Security	Membership Class B
Price Per Unit	$100 per Unit
Minimum Investment Amount	$100
Conversion Dicsount	Investments of $10,000 or more get a 20% discount upon conversion.
Campaign Close Date	12/31/2024 at 11:59 PM EST
Minimum target goal	200 Units valued at $20,000
Oversubscription Limit	2,500 Units valued at $250,000

This is only a summary of the offering. Please Refer to rest of the document, and attached exhibits, for all the details associated with an investment in Paktli Foods, LLC

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not reviewed the accuracy or adequacy of this document. Also note, that the portal, Wunderfund.co, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered as an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Disclaimer

This Offering Statement forms parts of, and should be read together with, the Form C being filed by Paktli Foods, LLC (for the purposes of this Disclaimer, referred to herein as "Paktli Foods" the "company," the "issuer" and "we") with the Securities and Exchange Commission. This Offering Statement is made in connection with the Regulation Crowdfunding offering of Paktli Foods. The following attachments should also be considered (if applicable) when contemplating investment with Paktli Foods: the specified Form C exhibits the "Subscription Agreement", the "Pitch Deck", the "Capital Table", the "Company Financials", the "Perks Agreement" and the "Operating Agreement or Company Bylaws".

Caution Concerning Forward Looking Statements:

This Offering Statement may contain forward-looking statements within the meaning of the federal securities laws. Forward looking statements involve substantial risk and uncertainty. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "project," "contemplates," "believes," "estimates," "predicts," "potential," or "continue", or the negative of these words or similar terms or expressions that concern expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the offering documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the Offering Documents on our current expectations and projections about future events and trends that we believe may impact Paktli Foods.

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in these Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in Offering Documents to reflect events or circumstances after the date of Offering Documents, or to reflect new information or the occurrence of unanticipated events.

This Offering Statement, standing alone, does not constitute a prospectus nor offer document of any sort and is not intended, in isolation, to constitute an offer or solicitation of securities or any other investment or other product in any jurisdiction. This Offering Statement does not constitute advice to purchase any Paktli Foods, LLC securities, nor should it be relied upon in connection with any contract or purchasing decision.

Any consideration to invest in Paktli Foods should come with the understanding that all investments have risk, including the potential risk of the loss of your entire investment.

Contents

The Company

Name: Paktli Foods, LLC
Address: 11081 Labelle Ave, Blue Ash, OH 45242
State of Formation: Ohio
Date of Formation: August 31, 2020

Certifications of Regulation Crowdfunding

Paktli Foods, LLC has certified that all the following statements are true for them as an issuer:

- Organized under, and subject to, the laws of the state of Ohio.
- Not Subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding (For more information about these disqualifications, please refer to the Other Information section of this document).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter periods that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified person.
- Has not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors and Officers

Seena Chriti

Seena Chriti has more than 20 years in the Food and Beverage industry, studied a 5-year bachelor degree in culinary arts and won a scholarship to study hotel management and French in Monaco, Monte Carlo. She studied for a master's degree in social sciences. She has extensive food, culture and media work with television an other printed media. To create this product and company she gathered all those years of food and culture experience with her culinary skills to create this unique product that is an ancestral snack called alegrias from Mexico. She has been part of several business accelerator programs including Mortar in collaboration with Kroger and Procter & Gamble, and she is a graduate of 10,000 small business from Goldman Sachs that took place in Cincinnati State university.

Seena has taken this company and idea from a conception to launch period of 6 months and a retail ready product that has proven itself in the market for 3 years, with an average of more than 35,000 units sold per year.

She was a recipient of a grant from Main Street ventures for $30,000 that allowed her to change her packaging, and equipment and increase her production capabilities. Now she is going into a growth phase where she will no longer produce with her team of 7 Latino women by hand at the Findlay kitchen, but she will move her production to a manufacturing facility with a very specialized piece of equipment that will produce her product in a bite size format in a more retail friendly package.

Total Employees: 1

Capitalization and Ownership

The following table shows the name and percentage of outstanding shares of stock that were owned at the time of the filing of the Form C with the Securities and exchange commission.

	Aggregate Percentage Ownership Interest	Aggregate Percentage Voting Interest	Principal Shareholders owning more than 20%
Seena Chriti	100%	100%	Yes

Business and Anticipated Business Plan

Please refer to one of the following exhibits to the Form C, of which this Offering Statements is a part, which is incorporated herein by reference:

The Paktli Foods, LLC Business Plan included as an Exhibit to the Form C of which this offering statement is a part (the "**Business Plan**").

Risk Factors

Risks Related to Crowdfunding

A Crowdfunding Investment involves risk, including the risk of losing your entire investment. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Also note, that the portal, Wunderfund, Inc. has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Related to Our Business

Manufacturing and Production Risks

The company has a single point of manufacturing, which means that any disruption or shutdown of its production facility could adversely affect its ability to meet customer demand, generate revenue, and maintain its competitive position. The company may not be able to quickly or cost-effectively resume or relocate its operations in the event of a natural disaster, fire, power outage, labor strike, equipment failure, or other unforeseen event that affects its manufacturing site. The company also faces the risk of equipment breakdowns, accidents, thefts, or other incidents that may disrupt its distribution operations and increase its costs.

Supply Chain and Sourcing Risks

The company relies on a single source of supply for its key ingredients that go into the finished product. Any contamination, shortage, interruption, or price increase of the materials could negatively impact the quality, quantity, and cost of the company's product. The company does not have any alternative sources or contingency plans in place to mitigate this risk.

Sales and Distribution Channels risk?

The company is highly dependent on smaller store channels for its sales and distribution. The company self-distributes its product using its own equipment and personnel. The company faces the risk of losing access to this channel due to changes in store policies, shelf space allocation, pricing, or other factors that may favor other products or suppliers.

The company operates on a cash basis, which means that it does not have any long-term contracts or agreements with its customers. The company's revenue and cash flow depend on its ability to sell and deliver its product to independent stores on a regular basis. The company faces the risk of losing customers due to competition, changing consumer preferences, economic downturns, or other factors that may reduce the demand for its product. The company also faces the risk of delayed or non-payment from its customers, which could adversely affect its liquidity and working capital.

Management Team Risks

The company has a small management team consisting of one person who makes all the strategic and operational decisions for the business. The loss of this individual could significantly impair the company's ability to execute its business plan, maintain its relationships with customers and suppliers, and comply with its legal and regulatory obligations. The company does not have any succession plan or key person insurance to address this risk.

Operational Risk

The company leases its building from a third-party landlord. The lease agreement is subject to periodic renewal and rent adjustments. The company faces the risk of losing its premises or paying higher rent in the future, which could negatively affect its production capacity and profitability. The company does not have any option to purchase or extend the lease agreement beyond its current term.

Product Risks

The company makes certain claims about the benefits and advantages of its product based on nutrition. These claims are highly subjective and may not be supported by scientific evidence or verified by independent third parties. The company faces the risk of legal action, regulatory scrutiny, consumer complaints, or negative publicity if its claims are found to be false, misleading, or unsubstantiated. The company does not have any product liability insurance to cover this risk.

The company operates in a highly competitive and rapidly evolving snacks market. The company faces competition from existing and potential competitors who may offer similar or superior products at lower prices or with better marketing strategies. The company also faces competition from new technologies or innovations that may render its product obsolete or less desirable. The company may not be able to compete effectively or maintain its market share in the face of such competition.

Profit Risk

The company is currently not profitable and has accumulated significant losses since its inception. The company expects to incur further losses in the foreseeable future as it invests in expanding its production capacity, distribution network, marketing activities, and research and development efforts. There is no guarantee that the company will ever achieve or sustain profitability or positive cash flow. The company may need to raise additional capital from external sources to fund its operations and growth plans, which may not be available on favorable terms or at all.

We may not be able to raise the additional funding needed to fully implement our business plan.

Additional funding may be required subsequently even if our offering is fully funded. If this is the case, we may also need additional capital in the future. The amount of additional capital needed is dependent on many factors. If additional funding would be needed but not obtained, you may lose your entire investment.

Series and Future classes of stocks may be senior to your future equity Interests.

If the Company issues new stocks, which it may do in its sole discretion, the new classes of stock may be senior to these equity Interests.

Our business projections are merely estimates.

Our business estimates are subjective and there can be no guarantees that we will meet those projections. There are no guarantees that Paktli Foods will become profitable.

The Managers own all the voting rights.

It will be very difficult for the Members to remove the management team members without their approval. The management team will have control over all aspects of operation.

Risks Related to this Offering

Our Managers have unlimited discretion as to the use of proceeds from this offering.

Our Managers have discretion regarding the use of proceeds that we will receive from this offering, both by being Managers and by virtue of having all the voting Units in the company. We cannot assure you that any Manager will apply these funds effectively. Additionally, we cannot assure you that our use of the proceeds will be successful in generating the interest in our business model necessary to produce sufficient revenues to stay in business.

The Security Interests being offered are illiquid and not freely transferable.

The Security Interests we are offering will not be registered under the Securities Act or qualified under applicable state securities laws and may not be resold unless registered (and qualified) or an exemption from registration (and qualification) is available. There is no public market for the interests, and we do not expect that any such market will develop. In addition, there are restrictions on the transferability of the interests pursuant to the terms of the Operating Agreement. If you invest in the Security Interests, you should expect to hold the Units for an indefinite period of time.

The offering price may not accurately reflect the value of the Security Interests.

The pricing of the Security Interests which we are offering was determined subjectively. The pricing is not based on any conventional pricing criteria such as the liquidation value of the Stock or a multiple of net earnings per Unit. We have not obtained any third-party valuations of the Company or Security Interests.

The Manager has the right to transfer Interests to others without offering those Interests to be purchased by other Members.

Managers may transfer a portion of their Voting Common Interests that they currently hold, at their discretion, without offering other Members the right to purchase said Interests. The intent is for the Managers to use these Interests to compensate employees or future officers in exchange for services.

The most important thing to realize about SAFEs is that you are not getting an equity stake in return.

SAFEs are not common stock. Common stock represents an ownership stake in a company and entitles you to certain rights under state corporate law and federal securities law. A SAFE, on the other hand, is an agreement to provide you a future equity stake based on the amount you invested if—and only if—a triggering event occurs.   SAFEs do not represent a current equity stake in the company in which you are investing. Instead, the terms of the SAFE have to be met in order for you to receive your equity stake.

SAFEs may only convert to equity if certain triggering events occur.

Because SAFEs convert to actual equity in the future based on some future event, it is important to understand what exactly triggers the conversion of the SAFE. The terms of the SAFE may have it trigger in a number of different scenarios that may—or may not—occur in the future with respect to the company. For example, a SAFE may be triggered if the company is acquired by or merged with another company. Other triggers may be an initial public offering of securities by the company or another round of financing involving equity securities.

Depending on its terms, a SAFE may not be triggered.

Despite the identified triggers for conversion of the SAFE, there may be scenarios in which the triggers are not activated and the SAFE is not converted, leaving you with nothing. For example, if a company in which you invested makes enough money that it never again needs to raise capital, and it is not acquired by another company, then the conversion of the SAFE may never be triggered.

The Offering

Purpose

Paktli Foods will utilize the funds from this raise to onboard with a co-manufacturing facility, to purchase necessary equipment for scaling production and to produce Paktli in a bite-sized form that will be retail friendly for mass market.

Competition

The company operates in a highly competitive and rapidly evolving snacks market. The company faces competition from existing and potential competitors who may offer similar or superior products at lower prices or with better marketing strategies. The company also faces competition from new technologies or innovations that may render its product obsolete or less desirable. The company may not be able to compete effectively or maintain its market share in the face of such competition.

Use of Proceeds

A Use of Proceeds table is attached to this Offering Statement.

	Minimum	Maximum
Raise Amount	**$20,000**	**$250,000**
Fundraising Fees	$3,000	$15,000
Equipment	$17,000	$25,000
Sales		$100,000
Inventory		$85,000
Marketing		$25,000
Total	$ 20,000	$ 250,000

Completion of Transaction and Delivery of Units

Investors will be required to execute their subscription through the Wunderfund.co portal and pay funds into an escrow account maintained by North Capital Private Securities Corporation (the "Escrow Facilitator") in accordance with the terms of the Subscription Agreement in order to acquire Units.

Investors may Cancel an investment commitment at any time until 48 hours prior to the deadline specified in their Form C.

Wunderfund will notify investors when the funding goal amount has been met.

If Paktli Foods, LLC reaches the Oversubscription limit prior to the deadline specified in their Form C, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment before the 48-hour period to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

The offering will be completed upon transfer of funds from the Escrow Facilitator to Paktli Foods, LLC At that time, Units to be acquired in conjunction with the receipt of the corresponding funds under the Subscription Agreement will be registered in the name of the corresponding investor. The Units acquired by investors pursuant to this Regulation Crowdfunding offering are uncertified. Once an uncertified Unit is registered in an investor's name by Paktli Foods, LLC, it is deemed delivered under the Uniform Commercial Code. Investors will be provided with written confirmation of such delivery following the closing of the transaction.

Oversubscription will be allocated on a first come-first served basis.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to investors.

If Paktli Foods, LLC reaches their funding goal prior to the campaign close date, then we, the Company, may conduct multiple closings of escrow. If we provide notice about the new offering deadline to the investors, then the affected investors will have at least five business days to cancel their investment. This is absent of a material change that would require an extension of the offering, and reconfirmation of investment commitment from all investors. The first investments drawn down on will be the largest investments, and then for all investments of the same size drawn down on, it will be on a first come first serve basis; similar to the terms of how oversubscription will be dealt.

The Securities Offered in this Offering

Valuation of Securities

These securities are being valued at the Issuer's discretion. It is important to understand that Wunderfund does not perform valuation services, and that these securities are being offered at whatever value Paktli Foods, LLC decides is a fair market value for their company.

Details on Security Being Offered

Membership Units

The securities offered are for **2,500 Membership Units** in Paktli Foods. Each equity unit is priced at $100 per Unit with a minimum of **1 Unit** required for purchase. The valuation cap is $**3,000,000** USD, and the company is raising up to $**250,00** pursuant to the Reg CF offering.

The most important thing to realize about SAFEs is that you are not getting an equity stake in return. SAFEs are not common stock. Common stock represents an ownership stake in a company and entitles you to certain rights under state corporate law and federal securities law. A SAFE, on the other hand, is an agreement to provide you a future equity stake based on the amount you invested if—and only if—a triggering event occurs. SAFEs do not represent a current equity stake in the company in which you are investing. Instead, the terms of the SAFE have to be met in order for you to receive your equity stake.

Any investor investing in this round will receive their investment amount, pursuant to the Subscription Agreement, with the full details attached as an exhibit to the Form C, of which this is offering agreement is a part.

The offered securities under this offering are 'Profit Only' will not have Voting rights. These securities will be limited in that they do not offer voting rights, limited informational rights, and no rights to dividends or any revenue the company may generate. The minority investors in this round will be limited to the information that the company chooses to disclose, and the information disclosed in their annual report filed with U.S Securities and Exchange commission. These securities differentiate from those that holders of Class A Membership Units. Class A Membership Unit holders will have a right to vote of decisions the company makes and information about the company. The securities that management retains has access to such rights. The securities being offered in this round only have a right to a percentage of ownership in the company, so the investors will rely upon Class A Members to make decisions that increase the value of their investment.

If the company chooses to modify these securities, then they will be done during this campaign. Investors will have to recommit to their investment if there is any modification to these terms as it is considered a material change. If investors do not reconfirm their investment, then their investment will be canceled.

Due to the lack of rights associated with these securities, the officers of the company will retain all decision, voting, and dividend rights. The company has full decision rights without needing a sign-off from non-voting shareholders.

Minority Holder Status

As a minority holder, investors will have limited ability, if any, to influences the policies of Paktli Foods, LLC or any other corporate actions, including the election of directors, additional issuance of securities, repurchase of securities, a sale of Paktli Foods, LLC's assets, or a merger of Paktli Foods, LLC in another corporation or entity, or transactions with related parties. Those actions are largely within the control of Class A Members, identified in the section above. Investors have limited protections against related party transactions as outlined by the policies generally afforded by related case law, the certificate of incorporation or Operating Agreement. Minority holders of securities will have to rely upon the principal stakeholders to make decisions that increase the value of your investment.

Notice of Previous Offerings Conducted

Amount	Date	Terms	Maturity Date
$25,000	2023	SAFE	Upon Equity Financing

Transfer and Other Restrictions Imposed

Subscription Agreement Right of Redemption

Paktli Foods, LLC may redeem an investors' securities at **any point one year after the close of this offering**. The price per Unit of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third-party determination relating thereto procured by the majority shareholder from a qualified appraiser.

Regulation Crowdfunding Transfer Restrictions

There are no open exchanges where you can sell securities purchased during a Regulation Crowdfunding offering. All the equity-based securities on Wunderfund have conditions for resale based on the terms set by Paktli Foods, LLC to protect the number of shareholders on their Capitalization Table. The conditions for resale are outlined below.

Securities issued in this transaction, which are exempt from registration pursuant to section 4(a)(6) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are:

- repurchased by Paktli Foods, LLC
- purchased by an accredited investor
- as part of an offering registered with U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Paktli Foods, LLC Financial Information

Financial Statements

Please refer to the Paktli Foods, LLC financial statements. These have been included as an exhibit to the Form C of which this Offering Statement is a part (the "**Financial Statements**"). Attached is information regarding the two most recently completed fiscal years, or the period(s) since inception. If required a CPA review has been performed on the attached information, otherwise these statements will disclose that they are unaudited.

Results from Operations

Paktli Foods' operating history reports revenues or profits/losses attached in the **Financial Statements**.

Indebtedness

Amount	Bank	Maturity Date
$45,000 no Interest	State of Ohio	February 2029

Liquidity, Capital Resources, and Financial Condition

Financial condition is dependent upon the raise. Currently, the operating expenses are approximately $7,000 per month.

Material Capital Expenditures

Within the last fiscal year, Paktli Foods had no expenditure in excess of 5% of the current target raise.

Progress Reporting on Meeting Oversubscription Amount

The progress of Paktli Foods, LLC's Regulation Crowdfunding Campaign fund raising activities will be posted on the Wunderfund portal page for Paktli Foods. Activities will be updated as they occur, in real time, until the oversubscription amount is achieved, Paktli Foods, LLC stops the fundraising activities, or the termination date has been reached.

Wunderfund will notify investors when the target offering has been met via electronic communication.

Intermediary Information

Wunderfund, Inc. ("Wunderfund") is serving as the Regulation Crowdfunding intermediary through which this Regulation Crowdfunding Offering is being conducted. Wunderfund's U.S. Securities and Exchange Commission Filer CIK is 0001707360 and CRD 288924.

Upon completion of a successfully funded campaign that reaches or exceeds the minimum funding goal amount, Paktli Foods, LLC will pay Wunderfund a portion to be paid in cash based on 6% of the amount of total money raised pursuant to this offering.

Promoter Information

Paktli Foods does not intend to pay any promoters for this campaign.

Absence of Disqualifications under 227.503(A)

With respect to Paktli Foods, LLC, its directors, officers, the principal security shareholders listed under the Principal Shareholder Section, any promoter of this offering, including Wunderfund (each a "Relevant Person"), no such Relevant Person has been convicted within ten years before the filling of his offering statement, of any felony or misdemeanor (i) in connection with the purchase or sale of any security; involving the making of any false filing with the U.S. Securities and Exchange Commission, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filling of the information required by Section 4A(b) of the Securities Act that, at the time of filing this offering statement, retrains or enjoins such person from engaging or continuing to engage in any conduct of practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with U.S. Securities and Exchange Commission; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to a final order of a state securities commission (or agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that (i) at the time of the filing of this Offering Statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities, or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement.

No Relevant Person is subject to an order of the U.S. Securities and Exchange Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

No Relevant Person is subject to any order of the U.S. Securities and Exchange Commission entered within five years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act.

No Relevant Person is suspended or expelled from membership in or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

No Relevant Person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the U.S. Securities and Exchange Commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

No Relevant Person is such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subjected to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Annual Report and Investor Information

Investors will be provided a secure login ID and password to access investor information on thePaktli Foods, LLC's website **www.PaktliFoods.com**.

Additionally, Paktli Foods, LLC will file reports electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted with U.S. Securities and Exchange Commission, the annual report will also be made available on the Paktli Foods, LLC's website, **www.PaktliFoods.com**.

Paktli Foods, LLC is required to file reports under Section 13(a) or section 15(d) of the exchange act until:

1. Paktli Foods, LLC has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000.00
2. Paktli Foods, LLC has filed at least three annual reports pursuant to Regulation Crowdfunding
3. Paktli Foods, LLC or another party repurchases all the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
4. Paktli Foods, LLC liquidates or dissolves its business in accordance with State Law.

Other Material Information

Investors should understand the potential for ownership of Paktli Foods, LLC to be diluted due to Paktli Foods, LLC issuing additional Units of stock. In other words, when the Company issues more Units, the percentage of the Company that an investor participating in this Regulation Crowdfunding offering will own will decrease, even though the value of Paktli Foods, LLC may increase. Such investors will own a smaller Unit of the aggregate outstanding capital stock of Paktli Foods, LLC

Such increases in number of Units of Paktli Foods, LLC capital stock outstanding could be the result of another stock offering, employee restricted stock grants, employees exercising stock options, or conversion of certain instruments (e.g., convertible notes, preferred Units or warrants) into Units of the capital stock of Paktli Foods, LLC If Paktli Foods, LLC issues more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit if newly authorized and issued securities included stated dividend provisions.

Importantly, Paktli Foods, LLC may issue preferred Units in the future that include liquidation preferences to which the Non-Voting Common Stock is subordinated. Such preferences could diminish the residual proceeds of any liquidity event in which holders of Non-voting Common Stock would otherwise be able to participate.

If you are making an investment expecting to own a certain percentage of Paktli Foods, LLC or expecting each Unit to hold a certain amount of value, it is important to realize how the value of Units of Non-Voting Common Stock Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Unit, ownership percentage, voting control, and earnings per Unit.

There is a high probability that Paktli Foods, LLC will need additional financing in the future. To the extent such financing is executed through the issuance of additional Units of capital stock (as opposed to incurring indebtedness), any investor participating in this offering will be diluted. To the extent that such financing is executed by Paktli Foods, LLC by incurring indebtedness, the value of the Non-Voting Common Stock of any investor participating in this offering will be at risk if Paktli Foods, LLC is unable to repay such indebtedness.